EXHIBIT 3.2
                       ELECTROSOURCE, INC.

                           CERTIFICATE

          OF ELIMINATION OF CERTIFICATE OF DESIGNATION
             PREFERENCES, RIGHTS AND LIMITATIONS OF
                  1992 SERIES A PREFERRED STOCK
               AND 1992 SERIES A1 PREFERRED STOCK

Pursuant to Section 151 of the General Corporation Law of the State of Delaware and Article Four of its Restated Certificate of Incorporation, Electrosource, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation").

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors of the Corporation by the Restated Certificate of Incorporation of the Corporation and by the General Corporation Law of the State of Delaware, said Board of Directors, at a meeting duly called and held on October 25, 1994, adopted a resolution providing for the elimination from the Restated Certificate of Incorporation of all matters set forth in the Certificate of Designation, Preferences, Rights and Limitations of 1992 Series A Preferred Stock and 1992 Series A1
Preferred Stock of Electrosource, Inc., filed in the Office of the Secretary of State of Delaware on January 15, 1992, which resolution reads in its entirety as follows:

RESOLVED, that no issued shares of 1992 Series A Preferred Stock remain outstanding, and no shares of 1992 Series A1 Preferred Stock have been issued, and that none of the authorized shares of 1992 Series A Preferred Stock or 1992 Series A1 Preferred Stock will be issued subject to the certificate of designation previously filed with respect to such series.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereunto and this Certificate to be signed by its President and Secretary this 12th day of June, 1995.

ELECTROSOURCE, INC.                ATTEST:

By:         /S/                            /S/
    Michael G. Semmens             Audrey T. Dearing
    President                      Secretary